TOTAL FUND SOLUTION

MULTIPLE CLASS PLAN
(Rule 18f-3 Plan)

on behalf of the

Cromwell Marketfield L/S Fund

Pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), this Multiple Class Plan (the “Plan”) sets forth the method for allocating fees and expenses among each class of shares (each a “Class” and collectively, the “Classes”) in the Cromwell Marketfield L/S Fund (the “Fund”), a series of Total Fund Solution (the “Trust”). In addition, the Plan sets forth the maximum initial sales charges, contingent deferred sales charges (“CDSCs”), Rule 12b-1 distribution fees, shareholder servicing fees, conversion features, exchange privileges and other shareholder services applicable to each class of shares of the Fund.
The Trust is an open-end series investment company registered under the 1940 Act, the shares of which are registered on Form N-1A under the Securities Act of 1933. The Trust hereby elects to offer multiple classes of shares of the Fund pursuant to the provisions of Rule 18f-3 and the Plan.
1.Class Designation. The Fund will offer three classes of shares to be known as Investor Class, Class C and Institutional Class shares (each, a “Class,” and collectively, the “Classes”).

2.Class Characteristics.    Each Class will represent interests in the same portfolio of investments and will be identical in all respects to each other Class, except as set forth below:

Investor Class:    Investor Class shares will be offered for sale at net asset value. Investor Class shares will be subject to a distribution and shareholder servicing plan adopted pursuant to Rule 12b-1 under the 1940 Act (the “Distribution Plan”), which provides for an annual Rule 12b-1 distribution and shareholder servicing fee of 0.25% of the average daily net assets of the Fund attributable to Investor Class shares, computed on an annual basis. The Distribution Plan fees for the Investor Class shares will be used to pay: (i) the Fund’s distributor a distribution and shareholder servicing fee of 0.25% for promoting and distributing Investor Class shares or for providing shareholder services; and (ii) others who render assistance in distributing, promoting or providing shareholder services to shareholders of Investor Class shares.

Class C:    Class C shares will be offered for sale at net asset value, although a contingent deferred sales charge of 1.00% is applied to Class C shares redeemed within 12 months of purchase. Class C shares will be subject to the Distribution Plan, which provides for an annual Rule 12b-1 distribution and shareholder servicing fee of 1.00% of the average daily net assets of the Fund attributable to Class C shares, computed on an annual basis. The Rule 12b-1 distribution and shareholder servicing fee represents a 0.75% Rule 12b1 distribution fee and a 0.25% shareholder servicing fee. The Distribution Plan fees for the Class C shares will be used to pay: (i) the Fund’s distributor a Rule 12b-1 distribution and shareholder servicing fee of 1.00% for promoting and distributing Class C shares and for providing shareholder services; and (ii) others who render assistance in distributing, promoting or providing shareholder services to shareholders of Class C shares.
Institutional Class:    Institutional Class shares will be offered for sale at net asset value and are not subject to any sales charges or Rule 12b-1 distribution and shareholder servicing fees.
3.Expense Allocations. The following expenses for the Fund will be allocated on a Class- by-Class basis, to the extent applicable and practicable: (i) fees under the Distribution Plan; (ii) accounting, auditor, litigation or other legal expenses relating solely to a particular Class; and (iii) expenses incurred in connection with shareholder meetings as a result of issues relating to a particular Class. Income, realized and unrealized capital gains and losses, and expenses of the Fund not allocated to a particular Class will be allocated on the basis of the net asset value of each Class in relation to the net asset value of the Fund. Notwithstanding the foregoing, a service provider for the Fund may waive or reimburse the expenses of a specific Class or Classes to the extent permitted under Rule 18f-3 of the 1940 Act.

4.Conversions.

(a)Automatic Conversions. Class C shares of the Fund will convert automatically into Investor Class shares of the Fund during the month in which the eight-year anniversary of the purchase of Class C shares occurs, as described in the Fund’s Prospectus.

(b)Voluntary Conversions. Class C shareholders that are no longer subject to a CDSC may elect on a voluntary basis to convert their Class C shares into Investor Class shares of the Fund, subject to satisfying the eligibility requirements of Investor Class shares.

(c)Involuntary Conversions. Investors who hold Institutional Class shares of the Fund through a fee-based program, but who subsequently become ineligible to participate in the program or withdraw from the program, may be subject to conversion of their Institutional Class shares by their program provider to another class of shares of the Fund having expenses (including Rule 12b-1 fees) that may be higher than the expenses of the Institutional Class shares. Investors should contact their program provider to obtain information about their eligibility for the provider’s program and the class of shares they would receive upon such a conversion.

(d)No Tax Consequences. There are no tax consequences for conversions and investors are not charged a redemption/exchange fee by the Fund. Any implementation of a conversion feature is subject to the continuing availability of a ruling or regulations of the Internal Revenue Service (“IRS”), or of an opinion of counsel or tax adviser, stating that the conversion of one Class of shares to another does not constitute a taxable event under federal income tax law. The conversion feature may be suspended if such a ruling, regulation or opinion is not available.

5.General. Shares of each Class will have equal voting rights and liquidation rights, and are voted in the aggregate and not exclusively by Class except in matters where a separate vote is required by the 1940 Act, or when the matter affects only the interest of a particular Class, such as each Class’ respective arrangements under Rule 18f-3 of the 1940 Act. Each Class will have in all other respects the same rights and obligations as each other Class. On an ongoing basis, the Board of Trustees will monitor the Plan for any material conflicts between the interests of the Classes of shares. The Board of Trustees will take such action as is reasonably necessary to eliminate any conflicts that develop. The Fund’s investment adviser and distributor will be responsible for alerting the Board of Trustees to any material conflicts that may arise. Any material amendment to this Plan must be approved by a majority of the Board of Trustees, including a majority of the trustees who are not interested persons of the Trust, as defined in the 1940 Act. This Plan is qualified by and subject to the then current prospectus for the applicable Class, which contains additional information about that Class.

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